Filed by Caremark Rx, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and Deemed

Filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: Caremark Rx, Inc.

Commission File No.: 001-14200

JOINT KEY MESSAGES

Basic Story

•	The merger of equals between CVS and Caremark creates the premier integrated pharmacy services provider and offers significant benefits to employers, health plans, consumers and stockholders of both companies.

•	The combined company will be able to offer end-to-end services, from plan design to prescription fulfillment, as well as the opportunity to improve clinical outcomes, resulting in better control over healthcare costs for employers and plan providers.

•	CVS/Caremark will improve the delivery of pharmacy services and healthcare decision making in an increasingly consumer-centric environment, enabling consumers to benefit from unparalleled access, greater convenience and more choice.

•	Combines one of the nation’s leading pharmaceutical services companies with the largest pharmacy chain; combined company will be:

•	#1 in retail pharmacy sales

•	#1 in PBM lives managed

•	#1 in specialty pharmacy sales

•	#2 in mail order pharmacy sales

•	#1 in retail-based clinics

•	#1 in pharmacy claims processed

•	This combination is the logical evolution of the pharmacy services industry, and enables CVS/Caremark to better address emerging trends and challenges in healthcare.

•	Together, CVS and Caremark will help manage the costs and complexities of the U.S. healthcare system, driving superior healthcare outcomes and enhancing value for employers, health plans, and consumers.

Proof Points

•	Industry Trends / Logical Evolution of Pharmacy Services Industry

•	Growing healthcare market driven by: aging population, increasing incidence of chronic disease, greater availability of generic drugs, Medicare Part D and consumer-directed health plans

•	Healthcare is becoming more consumer-centric as system strains to meet the growing cost of healthcare and employers shift more responsibility for managing costs to employees

•	CVS/Caremark will address the need for medication management and wellness programs

•	Combination executes on Caremark’s strategy of gaining greater direct access to consumer

•	Accelerates CVS’ evolution beyond retail to deliver innovative end-to-end solutions for employers, health plans, and consumers

•	Payor (Employer, Health Plans) Benefits

•	Combined company will drive value for PBM customers through an enhanced ability to assist and provide actionable information to plan participants and more effectively manage pharmacy cost trends

•	CVS/Caremark will fill or manage more than one billion prescriptions per year

•	Greater ability to drive utilization of generic and preferred brands to manage costs for payors

•	Better capability to ensure optimal use of OTC step therapy and, potentially, supplements and vitamins

•	Opportunity to improve clinical outcomes, resulting in better control over healthcare costs for employers and health plans

•	CVS/Caremark will be the leader in specialty pharmacy and have unmatched capabilities in specialty disease management through Accordant

•	Access to greater information and greater personal interaction between pharmacists and consumers will improve compliance with prescription drug therapies

•	Half of those on life saving medications stop taking them within 6 months; medication noncompliance is estimated to cost $100 billion and result in 125,000 deaths annually

•	Opportunity to offer broader health assessment / wellness services to help plan participants manage and protect against potential health risks and avoid future health costs

•	Between 20 percent and 30 percent of those with life threatening illnesses like asthma, diabetes, hypertension and high cholesterol are unaware of their condition

•	Minute Clinics can serve as a platform to support primary care, treatment of minor ailments, and wellness services in a safe and cost-effective setting

•	Consumer Benefits

•	Consumers are being required to take greater control over their own healthcare decisions and spending

•	CVS/Caremark will offer unparalleled access, greater convenience and choice, more personalized information and assistance, and the expanded services demanded by consumers

•	Consumers have greatly enhanced choices for where and how to interact with their pharmacists (phone or in person)

•	Drop-off prescriptions can be filled in store or easily converted to mail delivery at consumer request

•	Consumers can request mail delivery at home or to convenient CVS location where in-person consultation with pharmacist or assistance with difficult-to-administer medication is available

•	Caremark plan participants dealing with certain chronic diseases will have access to in-person advice and help with specialty therapies (injections, infusion) through CVS’ PharmaCare store-based pharmacists and, over time, through clinics

•	Ability to further reduce risk of harmful drug interactions and inappropriate use of medications through better access to complete information

•	Opportunity to help educate consumers on Medicare Part D to ensure they receive maximum benefits from the program

•	Benefits for Stockholders

•	EPS accretive first full year after close

•	Powerful cash flow generator

•	Significant, readily-achievable synergies

•	Strong combined management team with successful track record of integrating acquisitions

•	Longer-Term Growth Opportunities

•	Both companies have proven track records of evolving their business models and delivering innovative solutions to address the healthcare needs of consumers, employers and health plans

•	Combined company expects growth opportunities from:

•	Potential new PBM business wins through innovative product offerings;

•	Increased store traffic and customer loyalty through differentiated service offering to consumer base;

•	Ongoing growth of mail penetration;

•	Increased generic and preferred drug dispensing rates;

•	Expanded disease management capabilities;

•	Sales of new services

•	Platforms encouraging greater interaction between consumers, physicians, employers and health plans, such as MinuteClinics, specialty pharmacy and e-prescribing, will continue to expand

•	Opportunities to invest in new and ancillary products to better address healthcare needs

Talking Points for Caremark Managers to Use to Brief Employees on CVS Merger

•	Caremark has agreed to combine with CVS in a merger of equals to create the premier integrated pharmacy services provider, to be called CVS/Caremark Corporation.

•	This combination will enable us to better address the emerging trends and challenges in the U.S. healthcare system – where payors are demanding both the full range of pharmacy services and help in managing cost trends, and where consumers are being increasingly asked to play a role in managing their own healthcare.

•	Thanks to your hard work, Caremark has become one of the nation’s leading pharmaceutical services companies, with the best reputation for customer service, performance and innovation.

•	CVS is our mirror image in the retail pharmacy business, with a strong connection to millions of consumers through its 6,200 pharmacy locations. Our decision to merge is the logical next step for both companies and for the pharmacy services industry.

•	Our merger with CVS will offer significant benefits to employees of both companies, as well as to the employers, health plans, consumers, and shareholders we both serve.

Getting Closer to the Consumer

•	We have been making plans for some time to move Caremark closer to the consumer so that we can deliver our superb service and efficiency through the convenience of direct, in-person contact in a pharmacy setting.

•	Combining Caremark’s expertise in serving employers and health plans with CVS’s expertise in serving consumers will create a powerful force for change in pharmacy services.

•	Over time, CVS/Caremark Corporation will create a platform to drive growth and offer new and innovative personalized services to employers, health plans and consumers.

•	Merging with CVS will allow us to go direct to the consumer with enhanced end-to-end services, from plan design to prescription fulfillment.

•	This will give us significant opportunities to assist and provide useful, actionable information to plan participants that will improve clinical outcomes, resulting in better control over healthcare costs for employers and health plans.

•	All of us know the CVS name very well. CVS is the largest retail pharmacy in the U.S., operating 6,200 retail locations across 43 states. CVS also brings to the merger its own PBM business, PharmaCare, which operates 51 retail specialty pharmacies and 4 mail service pharmacies.

•	We will combine CVS’s PharmaCare PBM with our pharmaceutical services business and headquarter the combined PBM business in Nashville. That will give us the broadest, deepest offering in the industry and make us a stronger competitor.

•	CVS also has a specialty pharmacy business with strengths that complement Caremark’s. The combined specialty and disease management business, which will include Accordant, will enable us to provide our customers and their plan participants a truly exceptional and differentiated specialty pharmacy and disease management offering.

Focus on Innovation

•	We like the innovative approach CVS’s management is taking to evolve their 6,200 retail locations beyond pharmacy to become a convenient location for consumers to receive information about their healthcare needs and even treatment.

•	CVS is expanding an exciting new in-store concept – MinuteClinics – where licensed nurse practitioners deliver primary healthcare directly to consumers through treatment of minor ailments. These clinics can also serve as a platform to offer enhanced wellness services in a convenient, safe and cost-effective setting.

•	This focus on innovation will fit very nicely with our own commitment to developing new approaches and technologies, such as iScribe, that will help change and improve the way healthcare is delivered.

Impact on Employees

•	I know you may have many questions about what this announcement means for you as a Caremark employee. I can assure you that this transaction is truly about growth.

•	There is virtually no overlap between Caremark and CVS’s core businesses and consequently, we expect that layoffs related to the transaction will be minimal.

•	The combined company will be called CVS/Caremark Corporation. Mac Crawford will become Chairman of the combined company, and CVS’s CEO, Tom Ryan will become President and Chief Executive Officer.

•	PharmaCare will be integrated into Caremark and the combined pharmacy services business will retain the Caremark name in order to capitalize on our highly regarded reputation. Again, the combined pharmaceutical services business, including the combined PBM, specialty pharmacy and disease management businesses will be headquartered in Nashville. Howard McLure, Caremark Senior Executive Vice President and Chief Operating Officer will become President of this business.

•	In addition, we anticipate that all of our existing facilities will remain in place and will likely continue to expand as we serve an even larger customer base. The corporate headquarters of the combined company will be in Woonsocket, RI, where CVS is based.

•	We do not expect to close the merger for another 6-12 months. In the interim I urge you to remain focused on what we do best, serving our customer’s pharmaceutical services needs.

•	We are still in the early stages of this process and there are still many decisions to be made, the majority of which will not be made until we begin formal integration planning and close the transaction.

•	We will do our best to provide you with as much information as we can at this point, and are committed to keeping you informed as further decisions are made.

•	On behalf of the entire management team, I would like to take this opportunity to thank you for your continued hard work and dedication to Caremark. All of us are very excited about the opportunities created by the formation of CVS/Caremark.

CAREMARK/CVS MERGER EMPLOYEE FAQ

1.	Why did we merge with CVS?

This merger is a logical evolution for Caremark and CVS, the pharmacy services industry and in many ways, the U.S. healthcare system. We have developed a shared view with CVS of where the pharmaceutical services industry needs to go and how we can work together to get there first. We have wanted, for some time now, to move our company closer to the consumer to deliver the same efficiency and convenience through direct contact in the retail setting that we have been able to achieve through our mail service. This merger will help get us closer to that goal by enabling us to offer enhanced end-to-end services, from plan design to prescription fulfillment, as well as the opportunity to improve clinical outcomes, resulting in better control over healthcare costs for employers and health plans.

2.	What does this mean for Caremark?

The combination of Caremark and CVS will create the premier integrated pharmacy services provider. The combined company will be an industry leader and be on the forefront of healthcare and pharmacy services, offering substantial opportunities for employees of both organizations.

3.	Who will be in charge of the new company?

This is a merger of equals and management from both companies will have significant roles and responsibilities within the new organization. Mac Crawford will become Chairman of the combined company. He will play an integral part in the integration of these two businesses and in the implementation of the new company’s strategy. CVS’ CEO Tom Ryan will become president and CEO of the combined company. Howard McLure will become president of the combined pharmaceutical services business, and lead that business.

4.	What will the combined company be called? Where will it be headquartered?

The new corporate entity will be called CVS/Caremark Corporation and will be headquartered in Woonsocket, Rhode Island, where CVS is based. The combined pharmaceutical services business, which will encompass the combined PBM, specialty pharmacy and disease management units of both companies, will be headquartered in Nashville. It will retain the Caremark name in order to capitalize on our highly regarded profile in the industry, and all of our existing and future care initiatives will be branded Caremark. CVS’s retail business will continue to be branded CVS.

5.	Will there be lay-offs?

This transaction is primarily about growth. While we are still in the early stages of this process and there are still many decisions to be made during the integration planning, we are confident there will be minimal job losses as a result of this transaction.

6.	Will any facilities be shut down or sold?

While we have not yet begun official integration planning, we do not believe there will be any closures of our existing facilities.

7.	What will happen to CVS’s PBM business?

CVS’s PBM business, PharmaCare, will be integrated into Caremark’s and the combined business will be headquartered in Nashville.

8.	Will any employees have to relocate as a result of the merger?

We don’t anticipate that many Caremark employees will have to relocate given that the pharmaceutical services business will continue to be managed by Caremark in Nashville however there may be opportunities for individuals interested in relocating/working at another Caremark facility.

9.	What are the terms of the separation packages for those employees impacted?

It is too early in the process to provide specific details; however we are confident there will be minimal job losses as a result of this transaction and that these will be concentrated at the corporate level. We are committed to keeping people updated as we move forward with this process, and to treating the small number of impacted employees fairly.

10.	Will this merger impact our benefits / compensation?

No specific decisions have yet been made as to what employees will receive after completion of the merger. However, both companies offer highly competitive and generous benefit packages to its employees.

11.	What will happen to employee stock options / restricted stock?

Generally, CVS will assume all of Caremark’s options in connection with the merger. At the effective time of the merger, each outstanding option to purchase Caremark shares will become an option to acquire shares of CVS on the same terms and conditions as were applicable prior to the merger, except that the number of shares for which an option may be exercised will be adjusted to reflect the exchange ratio of 1.67 shares of CVS for each share of Caremark stock subject to such option, rounded down to the nearest whole share. The exercise price per share will be adjusted based on this exchange ration to preserve the intrinsic value of the option. Under a number of Caremark’s stock option plans, including its 2004 Incentive Stock Plan, vesting of any unvested stock options will be accelerated as of the effective date of the Merger. However, for options granted under two of the Caremark plans, the vesting period will not be accelerated.

12.	What happens between now and completion of the merger? How will my job change?

There will be no immediate changes in your day-to-day responsibilities. The two companies will operate separately until the merger is completed and there will be very few changes until at earliest the middle of next year. We are committed to sharing any information about the integration planning, transaction milestones or job changes with you as soon as possible. In the meantime, we ask that you remain focused on what we do best, serving our customer’s pharmacy benefit needs.

13.	What does this mean for our customers?

Our combined company will drive superior value for customers through an enhanced ability to assist and provide actionable information to plan participants and more effectively manage pharmacy cost trends. CVS/Caremark will fill or manage over 1 billion prescriptions per year, giving us a greater ability to drive utilization of generic and preferred brands to achieve savings for payors. We will also be better positioned to improve clinical outcomes, resulting in better control over healthcare costs for employers and health plans. CVS/Caremark will have unmatched capabilities in specialty pharmacy services and specialty disease management through Accordant. Consumers will have access to greater information and greater personal interaction between pharmacists, resulting in improved compliance with prescription drug therapies. We also see opportunities to offer broader health assessment / wellness services to help plan participants manage and protect against potential health risks and avoid future health costs. CVS’s in-store MinuteClinics can serve as a platform to support primary care, treatment of minor ailments, and wellness services in a safe and cost-effective setting.

14.	Who should I speak to if I have additional questions?

Please speak to your supervisor if you have any additional questions about today’s announcement.

Dear Caremark Employees:

I am writing to share the exciting news that Caremark has agreed to combine with CVS Corporation in a merger of equals to create the premier integrated pharmacy services provider. The combined company will be called CVS/Caremark Corporation.

Thanks to your hard work, Caremark has become one of the nation’s leading pharmaceutical services companies, with the best reputation for customer service, performance and innovation in the industry. CVS is our mirror image in the retail pharmacy business, with a strong connection to millions of consumers through its 6,200 pharmacy locations.

As most of you know, we have been making plans for some time to move Caremark closer to the consumer so that we can deliver our superb service and efficiency through the convenience of direct, in-person contact in a pharmacy setting. Our decision to merge is the logical next step for both companies and for the pharmaceutical services industry. I truly believe that our merger with CVS will offer significant benefits to employees of both companies, as well as to the employers, health plans, consumers, and shareholders we both serve.

*	This combination will enable us to better address the emerging trends and challenges in the U.S. healthcare system — where payors are demanding both the full range of pharmacy services and help in managing cost trends, and where consumers are being increasingly asked to play a role in managing their own healthcare.

*	Combining Caremark’s expertise in serving employers and health plans with CVS’ expertise in serving consumers will create a powerful force for change in pharmacy services. Over time, CVS/Caremark will create a platform to drive growth and offer new and innovative personalized services to employers, health plans and consumers.

Working Directly with Consumers

We all know the CVS name very well. CVS is the largest retail pharmacy in the U.S., operating 6,200 retail locations across 43 states and the District of Columbia. Merging with CVS will allow us to go direct to the consumer with enhanced end-to-end services, from plan design to prescription fulfillment. We will gain significant opportunities to assist and provide useful, actionable information to plan participants that will improve clinical outcomes, resulting in better control over healthcare costs for employers and health plans.

CVS also brings to the merger its PBM business, PharmaCare, which specializes in smaller employers and operates 51 retail specialty pharmacies and four mail service pharmacies. Combining PharmaCare with our PBM business will give us the broadest, deepest offering in the industry and make us a stronger competitor. CVS also has a specialty pharmacy business with strengths that complement Caremark’s. The combined specialty and disease management business, which will include Accordant, will enable us to provide our customers and their plan participants a truly exceptional and differentiated specialty pharmacy and disease management offering.

We like the innovative approach CVS’ management is taking to evolve their retail locations beyond pharmacy to become a convenient location for consumers to receive healthcare information and certain treatments. CVS is expanding an exciting new in-store concept — MinuteClinics - where licensed nurse practitioners deliver primary healthcare directly to consumers through treatment of minor ailments. These clinics can also serve as a platform to offer enhanced wellness services in a convenient, safe and cost-effective setting. This focus on innovation fits with our own commitment to developing new approaches and technologies, such as iScribe, that will help change and improve the way healthcare is delivered.

Impact on Caremark Employees

I know you may have many questions about what this announcement means for you as a Caremark employee. I can assure you that this transaction is truly about growth. There is virtually no overlap between Caremark and CVS’ core businesses and consequently, we expect that layoffs related to the transaction will be minimal.

I will become Chairman of the combined company, and CVS’ CEO, Tom Ryan, will become President and Chief Executive Officer. PharmaCare will be integrated into Caremark and the combined pharmaceutical services business, which will include the combined PBM, specialty pharmacy and disease management businesses, will retain the Caremark name in order to capitalize on our highly regarded reputation. The pharmaceutical services business will be headquartered in Nashville, and Howard McLure, Senior Executive Vice President and Chief Operating Officer of Caremark will become President. In addition, we anticipate that our existing facilities will remain in place. The corporate headquarters of the combined company will be in Woonsocket, RI, where CVS is based.

We do not expect to complete the merger for another 6-12 months. In the interim, I urge you to remain focused on what we do best, serving our customer’s pharmaceutical services needs.

Enclosed with this letter is the press release we distributed today, as well as a list of Frequently Asked Questions. Please know that we are still in the early stages of this process and there are still many decisions to be made, the majority of which will not be made until we begin formal integration planning and close the transaction. However, we will do our best to provide you with as much information as we can at this point, and are committed to keeping you informed as further decisions are made.

On behalf of the entire management team, I would like to take this opportunity to thank you for your continued hard work and dedication to Caremark. I am excited about the opportunities created by the formation of CVS/Caremark and am looking forward to working closely with all of you as we move forward with our merger.

Sincerely,

Mac Crawford Chairman, Chief Executive Officer and President

November 1, 2006

Dear Valued Client:

I am writing to share some exciting news. Today we announced that Caremark has reached an agreement with CVS Corporation to merge our operations and create the premier integrated pharmacy services provider in the U.S. The new corporation will be called CVS/Caremark Corporation, and the combined pharmaceutical services business will retain the Caremark name. Attached please find a news release outlining the details of this combination.

Combining Caremark’s expertise in serving employers and health plans with CVS’s expertise in serving consumers will create a powerful force for change in pharmacy services. The new company will enable Caremark to continue moving our services closer to the consumer who is being asked to increasingly take on significantly more involvement in their healthcare decisions. This merger creates a significant platform to address the needs of both payors and consumers by providing high-quality, cost-effective services in a manner that is convenient, flexible and easy for the consumer to navigate and understand.

As CVS/Caremark we will be the first pharmaceutical services company to connect with consumers, physicians, pharmacists, employers, and health plans both face-to-face and electronically. This will create new opportunities to align incentives, information, and counseling to support positive changes in consumer behavior.

As you may know, CVS operates the nation’s largest retail pharmacy chain, with approximately 6,200 stores across 43 states and the District of Columbia, serving more than 5 million consumers a day. CVS also operates a $3 billion wholly owned PBM and specialty pharmacy subsidiary, PharmaCare, which operates 51 retail specialty pharmacies and 4 mail service pharmacies.

Following are some of the specific opportunities we expect will result from this merger, each of which will allow Caremark to better assist your employees:

•	CVS/Caremark will offer multiple channels to make it easier for consumers and physicians to migrate to cost effective generics, mail and preferred brands. For instance, consumers will have greatly enhanced choices for where and how to interact with their pharmacists (phone or in person) and how to receive their prescription medications (consumers can request mail delivery to their home or to a convenient CVS location where in-person consultations with pharmacists or assistance with difficult-to-administer medication will be available).

•	CVS is expanding an exciting new in-store concept, MinuteClinic, where licensed nurse practitioners can deliver certain primary healthcare treatments directly to consumers. They currently operate 105 healthcare clinics, 87 of which are located within CVS pharmacy stores. This will assist participants in accessing screening and preventive care and will reduce costs by avoiding emergency room visits for minor illnesses. CVS’s focus on innovation will fit with our own commitment to developing new approaches and technologies, such as iScribe (our electronic prescribing tool), on-site CareCenter pharmacies, and AccordantCare™, to help change and improve the way healthcare is delivered.

•	CVS/Caremark will fill or manage over 1 billion scripts a year and continue to be a pioneer in physician connectivity. CVS/Caremark will consolidate and simplify physician interactions to significantly improve generic and preferred brand dispensing, script accuracy, therapeutic interventions, medication adherence, and health outcomes.

•	Our combined specialty pharmacy capabilities will be especially important to employers by improving access, championing Advanced Guideline Management protocols and through innovative delivery systems.

•	Our industry leading 21 NCQA accredited disease management programs through AccordantCare™ will expand to offer Internet, telephonic, and local access options to consumers.

•	We will have the opportunity to offer broader health assessment and wellness services to help plan participants manage and protect against potential health risks and avoid future health costs. CVS’s 6,200 pharmacies and their rollout of MinuteClinic will serve as an additional mechanism to support primary care, treatment of minor ailments, and wellness in a safe and cost-effective setting.

•	Finally, for retirees, the combination of Caremark’s convenient call center access, mail service and Silver Script Medicare Part D offerings with the direct contact and face to face counseling available through CVS will help address the confusion and concerns that are frustrating many seniors today.

It is important to note, however, that what you know are the hallmarks of our services to you will remain our priority and we are absolutely committed to focusing on your needs and to the new initiatives you expect from us. There will be no immediate changes to our business or to our relationship with you, as the merger is not expected to be completed for another 6-12 months.

Upon completion of this merger, we will begin providing more detailed information about how your organization can benefit from CVS/Caremark’s clinical expertise, expanded access to pharmacies, and how our combined organization can even more effectively help you support a proactive consumer health management strategy.

We will keep you updated as we have new information to share and look forward to meeting with you as the process of combining our companies moves forward. Please contact your Strategic Account Executive if you have any questions.

Sincerely,

David Joyner
Executive Vice President
Sales and Account Services

CVS AND CAREMARK TO FORM PREMIER PHARMACY

SERVICES COMPANY IN MERGER OF EQUALS

Combination Will Enable Employers and Health Plans to Better Manage Costs While Improving Health Outcomes

Consumers Will Benefit from Enhanced Services, Unparalleled Access and Greater Choice

Merger Expected to Create Powerful Cash Flow Generator with Significant Near-Term Synergy Opportunities

Nashville, TN and Woonsocket, RI, November 1, 2006 – Caremark Rx, Inc. (NYSE: CMX) and CVS Corporation (NYSE: CVS) today announced that they have entered into a definitive merger agreement to create the nation’s premier integrated pharmacy services provider, combining one of the nation’s leading pharmaceutical services company with the largest pharmacy chain. Under the terms of the agreement, which is a merger of equals, Caremark shareholders will receive 1.67 shares of CVS for each share of Caremark. The exchange ratio was determined by the parties based on an average of the closing prices of the two companies over a mutually agreed trading period before signing.

The merger is expected to create significant benefits for employers and health plans through more effective cost management and innovative new programs, and for consumers through expanded choice, unparalleled access, and more personalized services. It is also expected to drive substantial value for shareholders through a number of benefits anticipated from the combination. These anticipated benefits include increased competitive strength, the ability to achieve significant synergies from the combination, accretion to earnings in the first full year, powerful cash flow generation opportunity, and a platform from which to accelerate growth. The combined business is expected to fill or manage over one billion prescriptions per year. The new company will be called CVS/Caremark Corporation and be headquartered in Woonsocket, Rhode Island. The new pharmacy services business, including the combined pharmacy benefits management (PBM), specialty pharmacy, and disease management businesses, will be headquartered in Nashville, Tennessee. Combined projected revenues for CVS and Caremark for 2006 are estimated to be approximately $75 billion, after adjusting for inter-company transactions.

“Combining Caremark’s expertise in serving employers and health plans with CVS’s expertise in serving consumers will create a powerful force for change in pharmacy services,” said Mac Crawford, Chairman, CEO and President of Caremark. “Caremark has been focusing on moving our services closer to the consumer as the consumer is being asked to become more involved in their own healthcare decisions through changes in plan designs, the adoption of consumer directed plans and, of course, the introduction of Medicare Part D. This merger creates a significant platform to address the needs of both payors and consumers by providing high-quality, cost-effective services in a manner that is convenient, flexible and easy for the consumer to navigate and understand.”

“This merger is a logical evolution for CVS, Caremark and the entire pharmacy industry,” said Tom Ryan, Chairman, President and CEO of CVS. “Over the past year, Mac and I have developed a shared view of where the healthcare market needs to go and how we can work together to get there first. Employers and health plans want to control costs, but also want their plan members to have access to a full range of integrated pharmacy services. Consumers of prescription drugs demand convenience and want to get more for their healthcare dollar. Together, CVS and Caremark will help manage the costs and complexities of the U.S. healthcare system, offering unparalleled access and driving superior healthcare outcomes, enhancing value for employers, health plans and consumers.”

Merger Combines Two Industry Leaders and Addresses Trends Driving Growth in Pharmacy Services Industry

This transaction addresses the rapidly changing dynamics of today’s healthcare delivery system. Healthcare is becoming more consumer-centric as the U.S. healthcare system strains to manage growing costs and employers shift more responsibility for managing costs to employees. An aging population, increasing incidence of chronic disease and increasing utilization of the Medicare drug benefit is fueling demand for prescriptions and pharmacy services. Cost-effective generic drugs are becoming more widely available and new drug therapies to treat unmet healthcare needs and reduce hospital stays are being introduced. Consumers need medication management programs and better information to help them get the most out of their healthcare dollars. CVS/Caremark will be uniquely positioned to provide solutions that address these trends and will greatly improve the pharmacy services experience for consumers.

The combined company will drive value for pharmacy services customers through an enhanced ability to assist and provide actionable information to plan participants and more effectively manage pharmacy cost trends. CVS/Caremark will have the opportunity to improve clinical outcomes, resulting in better control over healthcare costs for employers and health plans. CVS/Caremark also will be well positioned to offer broader disease management, health assessment and wellness services to help plan participants manage and protect against potential health risks and avoid future health costs.

Caremark, one of the nation’s leading pharmaceutical services companies, provides comprehensive prescription benefit management services to over 2,000 health plans, including corporations, managed care organizations, insurance companies, unions and government entities. Its SilverScript subsidiary is one of the top ten Prescription Drug Plans in the country, serving beneficiaries of Medicare Part D. Caremark operates a national retail pharmacy network with over 60,000 participating pharmacies, seven mail service pharmacies, and nine call centers, which have been recognized for customer satisfaction excellence by J.D. Power & Associates. Caremark also has 21 specialty pharmacies accredited by the Joint Commission on Accreditation of Healthcare Organizations (JCAHO), and 21 disease management programs through Accordant® accredited by the National Committee for Quality Assurance.

CVS operates the nation’s largest retail pharmacy chain, with approximately 6,200 stores across 43 states, as well as a $3 billion wholly owned PBM and specialty pharmacy subsidiary. CVS generates over 70% of its revenue from the pharmacy business. Prescription Pathways, a joint venture between PharmaCare and Universal American Financial Corp., is one of the top ten Prescription Drug Plans in the country, serving beneficiaries of Medicare Part D. CVS also provides healthcare services through its MinuteClinic subsidiary, which operates over 105 healthcare clinics, 87 of which are located within CVS pharmacy stores. MinuteClinic was the first and remains the only retail-based clinic company to receive accreditation from the JCAHO.

The merger combines CVS’s PBM, PharmaCare, with Caremark. PharmaCare operates 51 retail specialty pharmacies and four mail-order pharmacies. CVS/Caremark will create the premier specialty pharmacy company in the country, with unmatched capabilities in this area. Additionally, PharmaCare, which has a history of serving small employers, increases Caremark’s access to this customer channel, enabling the combined company to compete more effectively in this industry sector.

Together, CVS/Caremark will have more than 180,000 employees, including more than 21,000 pharmacists and nurse practitioners. The vast majority of Caremark’s and CVS’s 2005 revenues were derived from pharmacy-related activities.

Substantial Benefits to Stockholders

The stock-for-stock transaction offers significant benefits for shareholders by combining two financially strong leaders in their respective industries.

Substantial operating synergies of approximately $400 million are expected to be realized through increased purchasing scale and operating efficiencies.

The companies expect the combination to be accretive in the first full year after close. The combined company is expected to be a powerful cash flow generator, which will fuel the long-term growth of CVS/Caremark.

Transaction Highlights

Under the terms of the agreement, which is a merger of equals, Caremark shareholders will receive 1.67 shares of CVS for each share of Caremark. The exchange ratio approximates the 90-day average ratio of the two companies’ closing stock prices.

On a pro forma basis, CVS stockholders will own 54.5% of the combined company and Caremark stockholders will own 45.5%. The board of directors of the new company will be split evenly between Caremark and CVS. Mac Crawford will become Chairman of CVS/Caremark and Tom Ryan will become President and Chief Executive Officer. CVS Chief Financial Officer David Rickard will be Chief Financial Officer of CVS/Caremark and Caremark Senior Executive Vice President and Chief Operating Officer Howard McLure will become President of the Caremark pharmacy services business.

The transaction will be subject to stockholder approvals from both companies as well as customary regulatory approvals, including antitrust review in the U.S. under the Hart-Scott-Rodino statute pre-merger notification. The companies expect the transaction to close in six to twelve months.

The combined company’s ordinary shares will trade on the NYSE under the symbol “CVS”.

Caremark’s financial advisors on the transaction were J.P. Morgan Securities, Inc. and UBS Securities LLC, and its lawyers were King & Spalding LLP for general legal matters and Jones Day LLP on regulatory matters. CVS received its investment banking advice from Evercore Group, L.L.C. and Lehman Brothers Inc., and it was advised on general legal matters by Davis Polk & Wardwell and on regulatory matters by Mintz Levin Cohn Ferris Glovsky and Popeo P.C.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about CVS and Caremark. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, “will”, “to be” and any similar expressions and any other statements that are not historical facts, in each case as they relate to CVS or Caremark, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any of those statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of CVS and Caremark, including macroeconomic condition and general industry conditions such as the competitive environment for retail pharmacy and pharmacy benefit management companies, regulatory and litigation matters and risks, legislative developments, changes in tax and other laws and the effect of changes in general economic conditions, the risk that a condition to closing of the transaction may not be satisfied, the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated and other risks to consummation of the transaction. The actual results or performance by CVS or Caremark, and issues relating to the transaction, could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of CVS or Caremark, the combined company or the transaction.

Important Information for Investors and Stockholders

CVS and Caremark will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. CVS and Caremark urge investors and stockholders to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed by either party with the SEC because they will contain important information.

Investors and stockholders will be able to obtain the joint proxy statement / prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by CVS will be available free of charge on the investor relations portion of the CVS website at http://investor.cvs.com. Documents filed with the SEC by Caremark will be available free of charge on the investor relations portion of the Caremark website at www.caremark.com.

CVS, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of CVS in connection with the merger. A description of the interests of CVS’s directors and executive officers in CVS is set forth in the proxy statement for CVS’s 2006 annual meeting of stockholders, which was filed with the SEC on March 24, 2006. Caremark, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the merger. A description of the interests of Caremark’s directors and executive officers in Caremark is set forth in the proxy statement for Caremark’s 2006 annual meeting of stockholders, which was filed with the SEC on April 7, 2006.

If and to the extent that any of the Caremark or CVS participants will receive any additional benefits in connection with the merger that are unknown as of the date of this filing, the details of those benefits will be described in the definitive joint proxy statement/prospectus relating to the merger. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of CVS’s and Caremark’s directors and executive officers in the merger by reading the definitive joint proxy statement/prospectus when it becomes available.

Contacts:

For CVS

Investor Relations: Nancy Christal/Michael McGuire, (914) 722-4704

Media Relations: Eileen Howard Dunn/Carolyn Castel, (401) 770-5717

For Caremark

Investor Relations: Craig Hartman, (615) 743-6653

Media Relations: Robert Mead/Nina Devlin, Brunswick Group, (212) 333-3810

# # #

November 1, 2006

Dear Valued Client:

I am writing to share some exciting news. Today we announced that Caremark has reached an agreement with CVS Corporation to merge our operations and create the premier integrated pharmacy services provider in the U.S. The new corporation will be called CVS/Caremark Corporation, and the combined pharmaceutical services business will retain the Caremark name. Attached please find a news release outlining details of this combination.

Combining Caremark’s expertise in serving employers and health plans with CVS’s expertise in serving consumers will create a powerful force for change in pharmacy services. The new company will enable Caremark to continue moving our services closer to the consumer who is being asked to increasingly take on significantly more involvement in their healthcare decisions. This merger creates a significant platform to address the needs of both payors and consumers by providing high-quality, cost-effective services in a manner that is convenient, flexible and easy for the consumer to navigate and understand.

As CVS/Caremark, we will be the first pharmaceutical services company to connect with consumers, physicians, pharmacists, employers and health plans both face to face and electronically. This will create new opportunities to align incentives, information and counseling to support positive changes in consumer behavior.

As you may know, CVS operates the nation’s largest retail pharmacy chain, with approximately 6,200 stores across 43 states and the District of Columbia, serving more than 5 million consumers a day. CVS also operates a $3 billion wholly owned PBM and specialty pharmacy subsidiary, PharmaCare, which operates 51 specialty pharmacies and 4 mail service pharmacies.

Following are some of the specific opportunities we expect will result from this merger:

•	CVS/Caremark will offer multiple channels for consumers and physicians to migrate to cost efficient generics, mail and preferred brands. For instance, consumers will have greatly enhanced choices for where and how to interact with their pharmacists (phone or in person) and how to receive their prescription medications (consumers can request mail delivery to their home or to a convenient CVS location where in-person consultations with pharmacists or assistance with difficult-to-administer medication will be available).

•	CVS is expanding an exciting new in-store concept, MinuteClinic, where licensed nurse practitioners can deliver certain primary healthcare treatments directly to consumers. They currently operate 105 healthcare clinics, 87 of which are located within CVS pharmacy stores. This will assist participants in accessing screening and preventive care and will reduce costs by avoiding emergency room visits for minor illnesses. CVS’s focus on innovation will fit with our own commitment to developing new approaches and technologies, such as iScribe (our electronic prescribing tool), on-site CareCenter pharmacies, and AccordantCare™, to help change and improve the way healthcare is delivered.

•	CVS/Caremark will fill or manage over 1 billion scripts a year and continue to be a pioneer in physician connectivity. CVS/Caremark will consolidate and simplify physician interactions to significantly improve generic and preferred brand substitution, script accuracy, therapeutic interventions, medication adherence and health outcomes.

•	Our combined specialty pharmacy capabilities will be especially important by improving access, championing Advanced Guideline Management protocols and through innovative delivery systems.

•	Our industry leading 21 NCQA accredited disease management programs through AccordantCare™ will expand to offer Internet, telephonic and local access options to consumers.

It is important to note however that what you know are the hallmarks of our services to you will remain our priority and and we are absolutely committed to focusing on your needs and to the new initiatives you expect from us. There will be no immediate changes to our business or to our relationship with you, as the merger is not expected to be completed for another 6-12 months.

Upon completion of this merger, we will begin providing more detailed information about CVS/Caremark’s clinical expertise, local access to health professionals through MinuteClinics and pharmacies, and how we can create a competitive advantage for your organization.

We will keep you updated as we have new information to share and look forward to getting together as the process of combining our companies moves forward. Please contact your Strategic Account Executive if you have any questions.

Sincerely,

David Joyner
Executive Vice President
Sales and Account Services

CVS AND CAREMARK TO FORM PREMIER PHARMACY

SERVICES COMPANY IN MERGER OF EQUALS

Combination Will Enable Employers and Health Plans to Better Manage Costs While Improving Health Outcomes

Consumers Will Benefit from Enhanced Services, Unparalleled Access and Greater Choice

Merger Expected to Create Powerful Cash Flow Generator with Significant Near-Term Synergy Opportunities

Nashville, TN and Woonsocket, RI, November 1, 2006 – Caremark Rx, Inc. (NYSE: CMX) and CVS Corporation (NYSE: CVS) today announced that they have entered into a definitive merger agreement to create the nation’s premier integrated pharmacy services provider, combining one of the nation’s leading pharmaceutical services company with the largest pharmacy chain. Under the terms of the agreement, which is a merger of equals, Caremark shareholders will receive 1.67 shares of CVS for each share of Caremark. The exchange ratio was determined by the parties based on an average of the closing prices of the two companies over a mutually agreed trading period before signing.

The merger is expected to create significant benefits for employers and health plans through more effective cost management and innovative new programs, and for consumers through expanded choice, unparalleled access, and more personalized services. It is also expected to drive substantial value for shareholders through a number of benefits anticipated from the combination. These anticipated benefits include increased competitive strength, the ability to achieve significant synergies from the combination, accretion to earnings in the first full year, powerful cash flow generation opportunity, and a platform from which to accelerate growth. The combined business is expected to fill or manage over one billion prescriptions per year. The new company will be called CVS/Caremark Corporation and be headquartered in Woonsocket, Rhode Island. The new pharmacy services business, including the combined pharmacy benefits management (PBM), specialty pharmacy, and disease management businesses, will be headquartered in Nashville, Tennessee. Combined projected revenues for CVS and Caremark for 2006 are estimated to be approximately $75 billion, after adjusting for inter-company transactions.

“Combining Caremark’s expertise in serving employers and health plans with CVS’s expertise in serving consumers will create a powerful force for change in pharmacy services,” said Mac Crawford, Chairman, CEO and President of Caremark. “Caremark has been focusing on moving our services closer to the consumer as the consumer is being asked to become more involved in their own healthcare decisions through changes in plan designs, the adoption of consumer directed plans and, of course, the introduction of Medicare Part D. This merger creates a significant platform to address the needs of both payors and consumers by providing high-quality, cost-effective services in a manner that is convenient, flexible and easy for the consumer to navigate and understand.”

“This merger is a logical evolution for CVS, Caremark and the entire pharmacy industry,” said Tom Ryan, Chairman, President and CEO of CVS. “Over the past year, Mac and I have developed a shared view of where the healthcare market needs to go and how we can work together to get there first. Employers and health plans want to control costs, but also want their plan members to have access to a full range of integrated pharmacy services. Consumers of prescription drugs demand convenience and want to get more for their healthcare dollar. Together, CVS and Caremark will help manage the costs and complexities of the U.S. healthcare system, offering unparalleled access and driving superior healthcare outcomes, enhancing value for employers, health plans and consumers.”

Merger Combines Two Industry Leaders and Addresses Trends Driving Growth in Pharmacy Services Industry

This transaction addresses the rapidly changing dynamics of today’s healthcare delivery system. Healthcare is becoming more consumer-centric as the U.S. healthcare system strains to manage growing costs and employers shift more responsibility for managing costs to employees. An aging population, increasing incidence of chronic disease and increasing utilization of the Medicare drug benefit is fueling demand for prescriptions and pharmacy services. Cost-effective generic drugs are becoming more widely available and new drug therapies to treat unmet healthcare needs and reduce hospital stays are being introduced. Consumers need medication management programs and better information to help them get the most out of their healthcare dollars. CVS/Caremark will be uniquely positioned to provide solutions that address these trends and will greatly improve the pharmacy services experience for consumers.

The combined company will drive value for pharmacy services customers through an enhanced ability to assist and provide actionable information to plan participants and more effectively manage pharmacy cost trends. CVS/Caremark will have the opportunity to improve clinical outcomes, resulting in better control over healthcare costs for employers and health plans. CVS/Caremark also will be well positioned to offer broader disease management, health assessment and wellness services to help plan participants manage and protect against potential health risks and avoid future health costs.

Caremark, one of the nation’s leading pharmaceutical services companies, provides comprehensive prescription benefit management services to over 2,000 health plans, including corporations, managed care organizations, insurance companies, unions and government entities. Its SilverScript subsidiary is one of the top ten Prescription Drug Plans in the country, serving beneficiaries of Medicare Part D. Caremark operates a national retail pharmacy network with over 60,000 participating pharmacies, seven mail service pharmacies, and nine call centers, which have been recognized for customer satisfaction excellence by J.D. Power & Associates. Caremark also has 21 specialty pharmacies accredited by the Joint Commission on Accreditation of Healthcare Organizations (JCAHO), and 21 disease management programs through Accordant® accredited by the National Committee for Quality Assurance.

CVS operates the nation’s largest retail pharmacy chain, with approximately 6,200 stores across 43 states, as well as a $3 billion wholly owned PBM and specialty pharmacy subsidiary. CVS generates over 70% of its revenue from the pharmacy business. Prescription Pathways, a joint venture between PharmaCare and Universal American Financial Corp., is one of the top ten Prescription Drug Plans in the country, serving beneficiaries of Medicare Part D. CVS also provides healthcare services through its MinuteClinic subsidiary, which operates over 105 healthcare clinics, 87 of which are located within CVS pharmacy stores. MinuteClinic was the first and remains the only retail-based clinic company to receive accreditation from the JCAHO.

The merger combines CVS’s PBM, PharmaCare, with Caremark. PharmaCare operates 51 retail specialty pharmacies and four mail-order pharmacies. CVS/Caremark will create the premier specialty pharmacy company in the country, with unmatched capabilities in this area. Additionally, PharmaCare, which has a history of serving small employers, increases Caremark’s access to this customer channel, enabling the combined company to compete more effectively in this industry sector.

Together, CVS/Caremark will have more than 180,000 employees, including more than 21,000 pharmacists and nurse practitioners. The vast majority of Caremark’s and CVS’s 2005 revenues were derived from pharmacy-related activities.

Substantial Benefits to Stockholders

The stock-for-stock transaction offers significant benefits for shareholders by combining two financially strong leaders in their respective industries.

Substantial operating synergies of approximately $400 million are expected to be realized through increased purchasing scale and operating efficiencies.

The companies expect the combination to be accretive in the first full year after close. The combined company is expected to be a powerful cash flow generator, which will fuel the long-term growth of CVS/Caremark.

Transaction Highlights

Under the terms of the agreement, which is a merger of equals, Caremark shareholders will receive 1.67 shares of CVS for each share of Caremark. The exchange ratio approximates the 90-day average ratio of the two companies’ closing stock prices.

On a pro forma basis, CVS stockholders will own 54.5% of the combined company and Caremark stockholders will own 45.5%. The board of directors of the new company will be split evenly between Caremark and CVS. Mac Crawford will become Chairman of CVS/Caremark and Tom Ryan will become President and Chief Executive Officer. CVS Chief Financial Officer David Rickard will be Chief Financial Officer of CVS/Caremark and Caremark Senior Executive Vice President and Chief Operating Officer Howard McLure will become President of the Caremark pharmacy services business.

The transaction will be subject to stockholder approvals from both companies as well as customary regulatory approvals, including antitrust review in the U.S. under the Hart-Scott-Rodino statute pre-merger notification. The companies expect the transaction to close in six to twelve months.

The combined company’s ordinary shares will trade on the NYSE under the symbol “CVS”.

Caremark’s financial advisors on the transaction were J.P. Morgan Securities, Inc. and UBS Securities LLC, and its lawyers were King & Spalding LLP for general legal matters and Jones Day LLP on regulatory matters. CVS received its investment banking advice from Evercore Group, L.L.C. and Lehman Brothers Inc., and it was advised on general legal matters by Davis Polk & Wardwell and on regulatory matters by Mintz Levin Cohn Ferris Glovsky and Popeo P.C.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about CVS and Caremark. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, “will”, “to be” and any similar expressions and any other statements that are not historical facts, in each case as they relate to CVS or Caremark, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any of those statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of CVS and Caremark, including macroeconomic condition and general industry conditions such as the competitive environment for retail pharmacy and pharmacy benefit management companies, regulatory and litigation matters and risks, legislative developments, changes in tax and other laws and the effect of changes in general economic conditions, the risk that a condition to closing of the transaction may not be satisfied, the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated and other risks to consummation of the transaction. The actual results or performance by CVS or Caremark, and issues relating to the transaction, could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of CVS or Caremark, the combined company or the transaction.

Important Information for Investors and Stockholders

CVS and Caremark will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. CVS and Caremark urge investors and stockholders to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed by either party with the SEC because they will contain important information.

Investors and stockholders will be able to obtain the joint proxy statement / prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by CVS will be available free of charge on the investor relations portion of the CVS website at http://investor.cvs.com. Documents filed with the SEC by Caremark will be available free of charge on the investor relations portion of the Caremark website at www.caremark.com.

CVS, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of CVS in connection with the merger. A description of the interests of CVS’s directors and executive officers in CVS is set forth in the proxy statement for CVS’s 2006 annual meeting of stockholders, which was filed with the SEC on March 24, 2006. Caremark, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the merger. A description of the interests of Caremark’s directors and executive officers in Caremark is set forth in the proxy statement for Caremark’s 2006 annual meeting of stockholders, which was filed with the SEC on April 7, 2006.

If and to the extent that any of the Caremark or CVS participants will receive any additional benefits in connection with the merger that are unknown as of the date of this filing, the details of those benefits will be described in the definitive joint proxy statement/prospectus relating to the merger. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of CVS’s and Caremark’s directors and executive officers in the merger by reading the definitive joint proxy statement/prospectus when it becomes available.

Contacts:

For CVS

Investor Relations: Nancy Christal/Michael McGuire, (914) 722-4704

Media Relations: Eileen Howard Dunn/Carolyn Castel, (401) 770-5717

For Caremark

Investor Relations: Craig Hartman, (615) 743-6653

Media Relations: Robert Mead/Nina Devlin, Brunswick Group, (212) 333-3810

# # #

[INSERT DATE]

Dear xxxxx,

I am writing to share some exciting news.

Today we announced that Caremark has reached an agreement with CVS Corporation, the largest retail pharmacy, to merge our operations and create the premier integrated pharmacy services provider in the U.S, to be called CVS/Caremark Corporation. This combination will enable us to better address emerging trends and challenges in the healthcare industry. Attached please find a news release that outlines the details of this combination.

This merger is consistent with Caremark’s strategy of gaining greater direct access to consumers, as CVS touches approximately 5 million people every day through their 6,200 retail locations. By combining our two businesses, CVS/Caremark will improve the delivery of pharmacy services and healthcare decision making in an increasingly consumer-centric environment, enabling consumers to benefit from unparalleled access, greater convenience, and greater choice. Together, Caremark and CVS will help manage the costs and complexities of the U.S. healthcare system, driving superior healthcare outcomes and enhancing value for employers, health plans, and consumers.

Mac Crawford will become Chairman of CVS/Caremark, and CVS’s CEO, Tom Ryan, will become President and CEO. CVS’s PBM business, PharmaCare, will be integrated into our own. The combined pharmaceutical services business, including the combined PBM, specialty pharmacy and disease management businesses, will retain the Caremark name and be headquartered in Nashville, TN. Caremark Senior Executive Vice President and Chief Operating Officer Howard McLure will become President of that business.

The merger is not expected to be completed for another 6-12 months; as such, our companies will continue to operate completely separately until this time.

Our relationship with you is crucial to our ability to serve our member and customer needs. I am excited about the opportunities created by the formation of CVS/Caremark and look forward to continuing to work closely with you now and in the future to provide clinically-appropriate and cost effective medications to customers.

We will continue to keep you updated as the process of combining our companies moves forward. We thank you for your continued support.

If you have any questions regarding today’s announcement, please do not hesitate to contact me directly.

Sincerely,

[Name]
[Title]

CALL CENTER TALKING POINTS / FAQs FOR CAREMARK CARDHOLDERS

Talking Points

•	Caremark today announced that we will merge with CVS Corporation, the nation’s largest pharmacy chain.

•	The combined company will offer end-to-end services from pharmacy benefits plan design to prescription fulfillment in the mail or retail setting.

•	The merger will not be completed for another 6-12 months, so you will see no changes for some time.

•	Over time, we will be able to provide you with a whole new level of convenience, value and service. We will also be better positioned to help you manage the costs and complexities of the healthcare system and drive superior healthcare outcomes.

•	Once the merger is completed, Caremark will continue to be managed by the Caremark management team and operate under the Caremark name. Our pharmacy benefits plan participants will continue to have access to all the services they do currently.

•	As a Caremark plan participant, you will have access to greater information and choices, and enhanced personal interaction with pharmacists either through the phone and in-person at CVS stores, making it easier for you to adhere to your prescription requirements and get information about your healthcare choices.

•	You will also continue to have access to the network of participating pharmacies you currently have access to.

•	And of course, you will still have access 24 hours a day, 7 days a week through our toll-free number to our pharmacists and service specialists.

Participant FAQs

1. How will this merger benefit me?

We know that our consumers demand affordable pharmacy benefits, efficiency, and convenience and this merger with CVS will enable us to deliver these even more effectively, while also expanding our services to you.

2. What new services will be available to me?

Our goal is to provide you with more personalized, convenient, and efficient healthcare services. You will have access to greater information and choices, and enhanced personal interaction with pharmacists through the phone and in-person at CVS stores, making it easier for you to adhere to your prescription requirements. In the future, the combination with CVS will also enable us to offer broader health assessment / wellness services to help you manage and protect against potential health risks and avoid future health costs.

3. Will the merger change how I receive my prescriptions?

Once this merger is completed, which we expect will happen in 6-12 months, we will provide you with more options in how you receive your prescriptions.

4. What will happen to the Caremark name?

Caremark will manage the combined company’s pharmaceutical services business, which will continue to be called Caremark.

5. Is my current card still valid?

Yes, your current Caremark card is still valid [and will remain valid even after the merger is final.] There will be no changes until completion of the merger, which is not expected for another 6-12 months. Upon completion of the merger, you will begin to receive information about any enhancements to the services you can access.

6. How will the merger affect my prescription costs? Will they increase, decrease or remain the same?

Caremark has always sought to offer clients the most value for their healthcare dollar and this will not change. The merger with CVS will enhance our ability to manage pharmaceutical costs and keep costs down for consumers.

7. Can I continue to use Caremark’s mail services or do I need to go to a store?

This transaction is about enhanced choice and convenience. You can certainly still receive your prescriptions by mail to your home.

8. Previously I could fill my prescription at any Caremark participating retail pharmacy. Will I only be able to use CVS retail pharmacies from now on?

You will continue to have access to the network of participating pharmacies you currently have access to.

9. Will the Caremark website and phone number I currently use to manage my prescriptions change? Can I access my prescription order history via the CVS website?

You should continue to use the Caremark website and phone number to manage your prescriptions.

CVS/CAREMARK MERGER Q&A

1.	What synergies do you expect from this merger? Can you give us more detail on where they will they come from?

•	We expect to see approximately $400 million in synergies.

•	We expect synergies will come primarily from increased purchasing scale and greater operating efficiencies.

2.	When will this transaction be accretive? What level of accretion do you expect? What are the assumptions behind this?

•	The transaction is expected to be accretive to combined diluted earnings during the first full year after closing.

3.	How was the exchange ratio calculated?

•	The exchange ratio reflects a negotiated outcome between the parties that is based on the average closing prices of the two companies’ shares during recent periods prior to signing.

4.	Why no premium?

•	This is a merger of equals, combining two leaders in their respective industries, to create the premier integrated pharmaceutical services provider.

•	The combined company will be led by management from both Caremark and CVS.

•	The board will feature equal representation from each company.

•	Mac Crawford will become Chairman of CVS/Caremark and Tom Ryan will become CEO.

•	CVS’s PBM business will be merged into Caremark’s and the combined pharmacy services business will be run by Caremark’s SEVP & COO, Howard McLure.

5.	Do you expect there to be anti-trust concerns regarding the transaction?

•	The pharmaceutical services sector is, and will still be, highly competitive.

•	We expect that the transaction will undergo an antitrust review, but we believe that the merger will be permitted to go forward.

6.	What incremental growth opportunities does this merger create?

•	Over time, the combination creates a platform to drive growth and offer new and innovative personalized services to consumers and employers.

•	CVS/Caremark expects growth opportunities from:

•	Potential new PBM business wins through innovative new product offerings;

•	Increased store traffic and customer loyalty through differentiated service offering to consumer base;

•	Ongoing growth of mail penetration;

•	Increased generic and preferred drug dispensing rates;

•	Expanded disease management capabilities;

•	Sales of new services

•	Platforms encouraging greater interaction between consumers, physicians, employers and health plans, such as MinuteClinics, specialty pharmacy and e-prescribing, will continue to expand.

•	CVS/Caremark will pursue opportunities to invest in new and ancillary products to better address healthcare needs.

7.	How will the combined company ensure that it is not cutting off important competitor channels?

•	We intend to provide unparalleled access to our products and services.

•	We would hope and expect that other PBMs would continue to want to provide their clients with access to CVS’s stores.

•	Caremark’s networks will not be limited to CVS’s stores, and Caremark intends to continue to offer access to Caremark’s network of over 60,000 participating pharmacies.

8.	What does this mean for CVS’s relationship with other PBMs? What does this mean for Caremark’s relationship with other drug store chains?

•	CVS has always partnered with other PBMs and will continue to do so. Caremark has always partnered with other drug store chains and will continue to do so

9.	Will enhanced mail penetration reduce front store sales, store traffic or pharmacy margins? How do you increase mail penetration and at the same time increase foot traffic?

•	We will seek to optimize all channels and expect strong performance resulting from greater efficiency, convenience and choice.

•	CVS’s experience is that by introducing new services like drive-through pharmacies, it has been able to enhance customer loyalty and drive sales in its stores, without reducing foot traffic.

•	We believe consumers will find significant value in the enhanced services and value we will offer as a combined company and that this will engender further loyalty to the CVS and Caremark brands.

•	We will aim to provide clients and consumers with whatever option yields the best financial result and meets consumers’ demands – retail and/or mail services as circumstances warrant.

10.	Is this a reaction to Wal-Mart’s $4 generic program? How will this deal allow you to compete more effectively with Wal-Mart and others lowering prices on generic drugs?

•	Our CEO’s have had discussions about a possible merger for over a year.

•	The 300 drugs under Wal-Mart’s program are all older generics that already have lower reimbursement rates from health plans.

•	They represent less than 10% of the more than 3,000 unique generic products that CVS stocks.

•	Cash sales of these products amount to less than one-half of one percent of CVS’s total pharmacy sales.

11.	How do you respond to critics that say this merger will give you too much leverage to dictate pricing of pharmacy services?

•	There is, and will continue to be, robust competition from other PBMs and pharmacies.

•	CVS/Caremark has the opportunity to improve clinical outcomes, resulting in better control over healthcare costs for employers and health plans.

•	The combined company will also have a greater ability to drive utilization of generic and preferred brands to manage costs for payors.

12.	What will happen to the two brands? Will one be eliminated?

•	The new company will be called CVS/Caremark Corporation at the corporate level.

•	Due to its national brand recognition among consumers, the retail chain will keep the CVS name.

•	The Caremark name is equally highly regarded in its industry, as a result of its industry-leading customer service, and therefore the pharmaceutical services business will keep the Caremark name, and all care initiatives will be branded with the Caremark name.

Strategy

13.	What is the strategic rationale for bringing together CVS and Caremark? What do they bring to one another?

•	This transaction addresses the rapidly changing dynamics of today’s healthcare delivery system.

•	The merger is expected to create significant benefits for employers and health plans through more effective cost management and innovative new programs, and for consumers through expanded choice, unparalleled access, and more personalized services.

•	We expect it also will drive substantial value for stockholders through a number of anticipated benefits, including increased competitive strength, transaction synergies, anticipated accretion to earnings in the first full year, powerful cash flow generation opportunities, and a platform to accelerate growth.

•	The combined company will drive value for pharmaceutical services customers through an enhanced ability to assist and provide actionable information to plan participants and more effectively manage pharmacy cost trends.

•	CVS/Caremark will have the opportunity to improve clinical outcomes, resulting in better control over healthcare costs for employers and health plans.

•	CVS/Caremark also will be well positioned to offer broader disease management, health assessment and wellness services to help plan participants manage and protect against potential health risks and avoid future health costs.

14.	Why this combination over other PBMs for CVS or other pharmacy chains for Caremark?

•	The management teams of CVS and Caremark have a shared vision of how this combination will create value and how the companies will work together.

•	This merger combines one of the nation’s leading pharmaceutical services companies with the largest pharmacy chain.

•	The new company is a powerful combination of CVS’s expertise in serving consumers with Caremark’s expertise in serving payors/employers.

•	The combined company will provide end-to-end services from plan design to prescription fulfillment.

•	CVS operates the nation’s largest retail pharmacy chain, with approximately 6,200 stores across 43 states.

•	Caremark provides comprehensive prescription benefit management services to over 2,000 health plans.

15.	Will CVS and Caremark be capable of integrating a deal of this scale?

•	Both companies share the same philosophy and vision about where the pharmacy services industry needs to go and how we can work together to get there first.

•	Both companies have been evolving toward this type of integrated model for some time:

•	Combination executes on Caremark’s strategy of gaining greater direct access to consumer.

•	CVS already has a PBM and specialty business, PharmaCare, and this transaction further accelerates CVS’s evolution beyond retail to deliver innovative end-to-end solutions for employers, health plans and consumers.

•	The new company will have a very strong combined management team; management is best in class in their industries and have excellent track records in integrating acquisitions.

•	For example, Caremark has transformed its business twice under the current management team, through its restructuring that began in 1998 and through its acquisition of AdvancedPCS in 2004, a $7 billion deal.

•	CVS has proven its ability to integrate large-scale acquisitions through its successful acquisitions of Revco in 1997; Arbor in 1998; the southern assets of Eckerd in 2004; excellent progress on the integration of Osco and Sav-On; and several acquisitions within its PBM business, such as the purchase of Stadtlanders specialty business several years ago.

Transaction Structure

16.	What are the terms of the transaction?

•	Under the terms of the transaction, Caremark stockholders will receive 1.67 shares of CVS for each share of Caremark.

•	On a pro forma basis, CVS stockholders will own 54.5% of the combined company and Caremark stockholders will own 45.5%.

17.	When is the transaction expected to close?

•	We anticipate that the transaction will close in six to twelve months.

18.	What are the conditions to close?

•	The transaction is subject to both companies’ stockholder approvals, regulatory approvals, and other customary closing conditions.

19.	What regulatory approvals do you need? How long do you anticipate the review will take?

•	The transaction is subject to customary regulatory reviews, including Hart-Scott-Rodino pre-merger notification.

•	We believe that we will be able to secure all of the necessary approvals to close the transaction in six to twelve months.

20.	How did this transaction come about?

•	Detail on the history of negotiations will be provided in the joint proxy / prospectus to be filed with the SEC.

21.	Is the transaction tax-free?

•	The transaction is expected to be tax-free to stockholders of both companies.

22.	Is there a break up fee?

•	Yes, there is a reciprocal break-up fee of $675 million.

23.	Why a stock transaction? Why not cash?

•	This is a merger of equals and shareholders from each company will have the opportunity to benefit from the significant strategic and financial upside expected to be created by this merger.

24.	Is there a collar on the stock prices?

•	No.

25.	What will the combined company be called? Where will it be headquartered?

•	The new corporate entity will be called CVS/Caremark Corporation and headquartered in Woonsocket, Rhode Island.

•	The combined pharmacy services business will be called Caremark and will be headquartered in Nashville, TN.

•	The retail business will continue to be branded CVS.

26.	Where will shares of CVS/Caremark Corporation be traded?

•	CVS/Caremark Corporation shares will be traded on the New York Stock Exchange under the ticker symbol “CVS”.

27.	What will be the make-up of the new board?

•	The number of board members has not been determined, but CVS and Caremark will appoint an equal number of members to the board.

•	The Board representatives have yet to be determined.

28.	Who were the advisors on this deal?

•	Caremark was advised by JPMorgan Chase and UBS, and its legal counsel was King & Spalding; Jones Day advised on regulatory matters.

•	CVS was advised by Evercore and Lehman Brothers, and its legal counsel was Davis Polk & Wardwell; Mintz Levin Cohn Ferris Glovsky & Popeo advised on regulatory matters.

29.	Did the companies get a fairness opinion?

•	Yes, each company received fairness opinions from each of its advisers.

30.	Are you concerned about a possible competitive bid?

•	We believe this merger represents the strongest possible combination for both companies.

31.	What has been stockholders’ reaction?

•	We expect to reach out to our stockholders in the coming days to discuss the compelling strategic and financial rationale for this merger.

•	We expect that they will see the significant opportunities this combined company will have in the future.

Financial

32.	How should this new company be valued? Is it a retailer or a PBM?

•	CVS/Caremark is the best of both with opportunities unmatched by competitors in either segment.

33.	How will Caremark’s strong cash flow be utilized by CVS/Caremark?

•	Debt reduction will be a feature in the near term.

•	CVS/Caremark will help to more quickly pay down debt associated with CVS’s previous acquisitions.

•	Longer term, it will be up to the new Board to determine how cash flow will be used.

34.	What are both companies’ current dividend structures? What will be the dividend policy / payout ratio going forward?

•	Caremark had a higher payout policy.

•	The Caremark payout rate will be maintained to keep their stockholders whole.

35.	Have you spoken with the rating agencies? How will this affect each company’s debt rating?

•	We are in discussions with each of the ratings agencies.

•	The combined company will have a minimal debt load and strong free cash flow.

•	We are hopeful that the combined company will have an investment grade rating.

36.	Will either company be taking any special charges? If so, how much?

•	One-time costs and integration expenses of about $150 million are anticipated in the first year, and much of it in the first six months.

37.	What is the pro-forma capital structure?

•	We will specify that in future SEC filings.

Operations and Integration

38.	How long will Mac Crawford remain Chairman? What kind of role will he play on the Board?

•	Mac Crawford will play a very active role as Chairman. He is committed to the successful integration of the two businesses and implementation of CVS/Caremark’s strategy.

39.	How will the combined company be structured? Who will run the PBM business? Who will run the retail business?

•	Caremark’s ESVP and COO Howard McLure will continue to run the combined pharmacy services business, which will consist of the combined PBM, specialty pharmacy and disease management businesses.

•	The CVS senior team will run the retail business.

40.	How will these businesses be integrated?

•	It is premature to discuss detailed integration plans, as this transaction will not close for six to twelve months.

•	We intend to integrate our businesses to drive superior healthcare outcomes and enhance value for employers, health plans and consumers.

•	The combination creates a platform to drive growth and offer new and innovative personalized services to consumer and employers.

•	CVS and Caremark will use the time between now and closing to finalize plans for integration.

41.	What will happen to CVS’s PBM?

•	PharmaCare, CVS’s PBM and specialty pharmacy business, will be combined with Caremark’s.

42.	How does MinuteClinic fit into this new business model? Will non-Caremark customers still be able to use the clinics?

•	MinuteClinic is one of the different ways in which CVS has been evolving to offer more personalized, convenient and efficient healthcare services.

•	MinuteClinics will continue to serve as a platform to support primary care, treatment of minor ailments, and wellness services in a safe and cost-effective setting.

•	Caremark plan participants dealing with certain chronic diseases will have access to in-person advice and help with specialty therapies (injections, infusion) through CVS’s store-based pharmacists and, over time, through MinuteClinics.

•	MinuteClinic welcomes the opportunity to work with all payors and welcomes consumers regardless of whether they are a Caremark customer.

43.	How will this transaction impact the integration of the Sav-On and Osco acquisitions?

•	By the time this deal closes, the Sav-on/Osco integration should be completed.

•	Furthermore, integrating Osco/Sav-on is quite separate from activities that will be involved in integrating PBM and Specialty pharmacy operations.

44.	What will happen to the two brands? Will one be eliminated?

•	The new company will be called CVS/Caremark Corporation at the corporate level.

•	Due to its national brand recognition among consumers, the retail chain will keep the CVS name.

•	The Caremark name is equally highly regarded in its industry, as a result of its industry-leading customer service, and therefore the pharmacy services business will keep the Caremark name, and all care initiatives will be branded with the Caremark name.

Industry

45.	What impact will this transaction have on the industry?

•	This combination represents the logical evolution of the pharmaceutical services industry.

•	CVS and Caremark have a shared view of where the healthcare market needs to go and how we can work together to get there first.

•	CVS/Caremark can better address emerging trends and challenges in healthcare.

•	This merger accelerates growth opportunities for the combined company in addressing emerging trends in the healthcare industry, including an aging population, increasing incidence of chronic disease, greater availability of generic drugs, Medicare Part D and consumer-directed health plans.

46.	This is the first example of convergence of this scale between these two sectors in the healthcare industry, do you expect similar combinations to follow suit?

•	Retail + PBM is not new (e.g., CVS, as well as other retailer and health plans have PBMs, and many PBMs and retailers have been enhancing their specialty capabilities).

•	We believe this merger is a logical evolution for CVS, Caremark and the entire pharmacy services industry and believe that we are first movers, but cannot predict how our competitors will react.

47.	Do you think this trend to discounting selected generic drugs (e.g., Wal-Mart) will be copied by other pharmacy retailers?

•	We can’t speak to how other pharmacy retailers will respond in the market. For our part, we will continue to monitor all pricing and to make adjustments as appropriate.

•	CVS provides its customers with very competitive pricing, better access, more convenient neighbourhood locations and more 24-hour and extended-hour stores, a combination that other competitors do not match.

Consumers

48.	Why is this merger good for consumers?

•	Healthcare is becoming more consumer-centric as the system strains to meet the growing cost of healthcare and employers shift more responsibility for managing costs to employees.

•	Consumers are demanding greater control over their own healthcare decisions and spending.

•	CVS/Caremark will offer unparalleled access, greater convenience and choice, more personalized information and assistance, and expanded services demanded by consumers.

•	Consumers have greatly enhanced choices for where and how to interact with their pharmacists (phone or in person).

•	Drop-off prescriptions can be filled in store or easily converted to mail delivery at consumer request.

•	Consumers can request mail delivery at home or to convenient CVS location where in-person consultation with pharmacist or assistance with difficult-to-administer medication is available.

•	Caremark plan participants dealing with certain chronic diseases will have access to in-person advice and help with specialty therapies (injections, infusion) through CVS’s store-based pharmacists and, over time, through clinics.

•	Ability to further reduce risk of harmful drug interactions and inappropriate use of medications through better access to complete information.

•	Opportunity to help educate consumers on Medicare Part D to ensure they receive maximum benefits from the program.

49.	Is there value to consumers from the competition that PBM mail services presents to retail pharmacy? Will this merger diminish that competition?

•	Not at all – competition in the pharmacy services arena is, and will continue to be, robust.

•	CVS/Caremark will drive value for pharmacy services customers through an enhanced ability to assist and provide actionable information to plan participants and more effectively manage pharmacy cost trends.

•	We will also have a greater ability to drive utilization of generic and preferred brands, helping to even more effectively manage costs for payors.

50.	What function do PBMs serve in the healthcare industry?

•	PBMs allow employers to offer attractive healthcare solutions to their employees, while managing their costs.

•	Caremark and PharmaCare aim to deliver the most effective and appropriate medicines with the greatest cost savings.

•	Multiple third parties, including the Federal Trade Commission, the Congressional Budget Office and PriceWaterhouseCoopers, have determined that PBMs add value to the healthcare system.

•	Together, CVS and Caremark will help manage the costs and complexities of the U.S. healthcare system, driving superior healthcare outcomes and enhancing value for employers, health plans, and consumers.

51.	Will confidential medical information of non-Caremark customers be protected by CVS (and vice-versa)?
•	Absolutely, we will continue to comply with all HIPAA regulations.

Employers / PBM Customers

52.	What impact will this have on the quality of services provided to plan participants?

•	CVS/Caremark is expected to drive value for pharmacy services customers through an enhanced ability to assist and provide actionable information to plan participants and more effectively manage pharmacy cost trends.

•	CVS/Caremark will fill or manage more than one billion prescriptions per year.

•	Greater ability to drive utilization of generic and preferred brands to manage costs for payors.

•	Better capability to ensure optimal use of OTC step therapy and, potentially, supplements and vitamins.

•	Opportunity to improve clinical outcomes, resulting in better control over healthcare costs for employers and health plans.

•	CVS/Caremark will be the leader in specialty pharmacy and have unmatched capabilities in specialty disease management through Accordant.

•	Access to greater information and greater personal interaction between pharmacists and consumers will improve compliance with prescription drug therapies.

•	Half of those on life saving medications stop taking them within 6 months; medication noncompliance is estimated to cost $100 billion and result in 125,000 deaths annually.

•	Opportunity to offer broader health assessment / wellness services to help plan participants manage and protect against potential health risks and avoid future health costs.

•	Between 20 percent and 30 percent of those with life threatening illnesses like asthma, diabetes, hypertension and high cholesterol are unaware of their condition.

•	Minute Clinics can serve as a platform to support primary care, treatment of minor ailments, and wellness services in a safe and cost-effective setting.

53.	What will happen to existing employer contracts? Will there be any changes? Can employers re-negotiate?

•	Existing contracts should stay in place.

54.	Will current sales representatives remain in place?

•	Yes.

Pharmaceutical Manufacturers

55.	Does CVS/Caremark plan to put additional pricing pressure on pharmaceutical manufacturers?

•	Caremark is focused on having strong, long-term business relationships with pharmaceutical manufacturers and will continue to work closely with them in a way that continues to allow us to provide appropriate and effective medications to customers, while helping them manage their costs.

•	The access, convenience and choice provided by CVS/Caremark will be supplemented by strategies to improve the diagnosis and treatment of chronic conditions and maintenance of medication regiments.

•	This will benefit manufacturers, employers and consumers by using therapeutic interventions to reduce the incidence of catastrophic claims and hospital admissions.

56.	How will the combined company treat brand v. generic products? How will generic substitution policies change?

•	We anticipate that the combined company will have greater ability to drive utilization of generics and preferred brands to achieve savings for employers, health plans and consumers.

•	Generics are one of the largest opportunities for cost savings in pharmacy; we expect the combined company to continue driving adoption of generics at both mail and retail.

Competitors

57.	Do you expect CVS’s relationships with other major PBMs who use its retail network to be impacted by this transaction? If so, how?

•	CVS has owned a PBM for over 10 years.

•	CVS’s PBM operates 51 retail specialty pharmacies and four mail-order pharmacies.

•	CVS is currently in virtually all PBM networks.

•	We do not expect this to change because we believe consumers want access to CVS’s pharmacies.

58.	Will CVS competitors refuse to serve Caremark plan members?

•	We expect that Caremark’s networks will include stores other than CVS stores (as PharmaCare’s do now).

•	This deal is about providing a better service to all consumers.

59.	Can Caremark customers still go to their normal pharmacy or do they need to switch to CVS?

•	Caremark customers can continue to use any pharmacy they choose within their networks.

•	Caremark currently has 60,000 participating pharmacies in its network.

Consultants

60.	How will Consultants react? Will they see the value of this combination?

•	Consultants are actively promoting improved consumer access and education to manage total health care costs.

•	CVS/Caremark’s multiple points of access, improved data integration and clinical innovation will support this new model and we are confident that Consultants will appreciate the value this deal.

•	We will work closely with Consultants to help them understand how we plan to integrate our businesses so they clearly understand the benefits to employers, health plans, and consumers.

Pharmacists

61.	Can community pharmacies somehow participate in or benefit from this merger?

•	The objective of this transaction to help manage costs and complexities in the U.S. healthcare system, improving outcomes and enhancing value for customers.

•	Caremark’s networks currently contain thousands of independent pharmacies and hopefully will continue to do so.

•	CVS/Caremark will continue to champion e-prescribing to improve efficiency, accuracy and safety for all pharmacies.

Political

62.	Have you spoken with the federal and local elected officials about this transaction?

•	We have started reaching out to elected public officials who would be most interested in this transaction and have conveyed our enthusiasm over the benefits that the combination of our two organizations will bring to consumers.

•	We believe they will understand the positive impact this transaction will have for consumers and employees and for healthcare outcomes.

63.	Will the combined company continue to support the CVS/Caremark local communities?

•	We will continue to provide the same professional and reliable service that our customers and communities have come to expect from our two organizations, only better.

•	Together, we will be able to offer consumers more choice and accessibility in drug delivery, premier specialty and disease management programs, and next generation products and services.

•	We will continue to be actively involved in the communities where we operate.

Employees

64.	What does this mean for employees?

•	The combination of Caremark and CVS will create the premier integrated pharmacy services provider. CVS/Caremark will be an industry leader in the healthcare and pharmaceutical services industry.

•	There are great opportunities for employees who work in companies at the forefront of their industries, which is where we will be.

•	The merger will provide a stronger platform to drive growth and to offer new and innovative personalized services to customers and payors.

•	This will help ensure the continued future success of both companies and create greater opportunities for employees of both organizations.

•	There is limited overlap in our business, so this transaction is primarily about growth, not lay-offs.

65.	Will there be lay-offs? How many? Where? In what areas?

•	While we are still in the early stages of this process and there are still many decisions to be made during the integration planning, we are confident there will be minimal job losses as a result of this transaction.

•	This transaction is primarily about growth.

•	We are committed to keeping people updated as we move forward with this process, and to treating the small number of impacted employees fairly.

66.	Will there be any retention packages for key employees in the interim period between announcement and deal closing?

•	Yes, certain employees will have appropriate retention packages.

67.	What will happen to employee stock options / restricted stock?

•	This information will be provided in the merger agreement. Generally, CVS will assume all of Caremark’s options in connection with the Merger. At the effective time of the Merger, each outstanding option to purchase Caremark shares will become an option to acquire shares of CVS on the same terms and conditions as were applicable prior to the Merger, except that the number of shares for which an option may be exercised will be adjusted to reflect the exchange ratio of 1.67 shares of CVS for each share of Caremark stock subject to such option, rounded down to the nearest whole share. The exercise price per share will be adjusted based on this exchange ration to preserve the intrinsic value of the option. Under a number of Caremark’s stock option plans, including its 2004 Incentive Stock Plan, vesting of any unvested stock options will be accelerated as of the effective date of the Merger. However, for options granted under two of the Caremark plans, the vesting period will not be accelerated.

68.	How will staffing at various levels throughout the company be determined?

•	We are still in the early stages of this process and there are still many decisions to be made.

•	Staffing decisions will be determined during the integration and any impacted employees will be notified as soon as decisions are made following closing.

•	However, given the minimal overlap of our two businesses, we do not expect significant layoffs in connection with the merger.

69.	What happens between now and closing? How will my job change during this time?

•	The two institutions will operate as separate companies until closing and there will be very few changes until the middle of next year.

•	Any information about the integration planning, transaction milestones or job changes will be shared with employees as soon as possible.

•	We ask that employees continue to stay focused on their jobs during this time.

70.	What will happen to the Caremark’s corporate headquarters in Nashville?

•	Caremark’s headquarters will become the headquarters of the combined pharmacy services business.

71.	Will any facilities be shut down or sold?

•	No decisions to close any facilities have been made at this point.

72.	Does Caremark have golden parachute agreements with its executives?

•	This information will be provided in the joint proxy statement / prospectus.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about CVS and Caremark. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, “will”, “to be” and any similar expressions and any other statements that are not historical facts, in each case as they relate to CVS, Caremark or the combined company or the transaction, are intended to identify those assertions as forward-looking statements. Such statements include, but are not limited to, statements about the benefits of the merger, information about the combined company, including expected synergies and projected revenues and cash flows, combined operating and financial data, including future financial and operating results, the combined company’s objectives, plans and expectations, the likelihood of satisfaction of certain closing conditions and whether and when the merger will be consummated. These statements are based upon the current beliefs and expectations of management of CVS and Caremark and are subject to a number of factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. The following factors, among other things, could cause actual results to differ from the forward-looking statements in this document: (1) the companies may be unable to obtain stockholder or regulatory approvals in a timely manner, if at all; (2) the businesses of CVS and Caremark may not be integrated successfully or as quickly as expected; (3) cost savings and any other synergies or cash flows from the merger may not be fully realized or may take longer to realize than expected; (4) the transaction may involve unexpected costs; (5) the businesses and results of operations of CVS and Caremark may suffer as a result of uncertainty surrounding the transaction; and (6) the industry may be subject to future regulatory or legislative action. Other unknown or unpredictable factors also could have material adverse effects on future results, performance or achievements of the two companies. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this document may not occur. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date stated, or if no date is stated, as of the date of this press release. Risk factors affecting the businesses of each of CVS and Caremark are set forth in, and may be accessed through, each company’s filings with the SEC. These and other factors relating to the merger will be available in the joint proxy statement/prospectus to be filed with the SEC.

Important Information for Investors and Stockholders

CVS and Caremark will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. CVS and Caremark urge investors and stockholders to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed by either party with the SEC because they will contain important information.

Investors and stockholders will be able to obtain the joint proxy statement / prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by CVS will be available free of charge on the investor relations portion of the CVS website at http://investor.cvs.com. Documents filed with the SEC by Caremark will be available free of charge on the investor relations portion of the Caremark website at www.caremark.com.

CVS, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of CVS in connection with the merger. A description of the interests of CVS’s directors and executive officers in CVS is set forth in the proxy statement for CVS’s 2006 annual meeting of stockholders, which was filed with the SEC on March 24, 2006. Caremark, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the merger. A description of the interests of Caremark’s directors and executive officers in Caremark is set forth in the proxy statement for Caremark’s 2006 annual meeting of stockholders, which was filed with the SEC on April 7, 2006.

If and to the extent that any of the Caremark or CVS participants will receive any additional benefits in connection with the merger that are unknown as of the date of this filing, the details of those benefits will be described in the definitive joint proxy statement/prospectus relating to the merger. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of CVS’s and Caremark’s directors and executive officers in the merger by reading the definitive joint proxy statement/prospectus when it becomes available.

CVS/CAREMARK MERGER FACT SHEET

Companies

Tickers	NYSE: CVS	NYSE: CMX

Descriptions	CVS Corporation is America’s largest retail pharmacy, operating approximately 6,200 retail and specialty pharmacy stores in 43 states and the District of Columbia. With more than 40 years of dynamic growth in the retail pharmacy industry, CVS is committed to being the easiest pharmacy retailer for customers to use. CVS innovatively serves the healthcare needs of all customers through: CVS/pharmacy stores; CVS online pharmacy; CVS.com; MinuteClinic, its retail-based health clinic subsidiary; and PharmaCare, its pharmacy benefit management, mail services and specialty pharmacy subsidiary. www.CVS.com/corporate	Caremark Rx, Inc. is a leading pharmaceutical services company, providing through its affiliates comprehensive drug benefit services to health plan sponsors and their plan participants throughout the U.S. The company’s clients include corporate health plans, managed care organizations, insurance companies, unions, government agencies and other funded benefit plans. In addition, Caremark is a national provider of drug benefits to eligible beneficiaries under the Medicare Part D program. The company operates a national retail pharmacy network with over 60,000 participating pharmacies, 7 mail service pharmacies, the industry’s only FDA-regulated repackaging plant and 21 licensed specialty pharmacies for delivery of advanced medications to individuals with chronic or genetic diseases and disorders. www.Caremark.com

Employees	170,000 employees, including 20,000 pharmacists and 300 nurse practitioners	13,000 employees, including 1,300 pharmacists

2005 Financial Highlights	Revenues: $37.0 billion EBITDA: $2.6 billion Net Income: $1.2 billion Cash Flow from Operations: $1.6 billion	Revenues: $33.0 billion EBITDA: $1.6 billion Net Income: $932.4 million Cash Flow from Operations: $1.3 billion

Overview	Company Name:	CVS/Caremark Corporation

	Corporate Headquarters:	Woonsocket, RI

	Pharmacy Services HQ:	Nashville, TN

	Senior Management:	Chairman	Mac Crawford

		President and Chief Executive Officer	Thomas Ryan

		Chief Financial Officer	David Rickard

		President, Caremark	Howard McLure

	Ticker:	NYSE: CVS

Transaction Terms	Structure:	Stock-for-stock merger of equals – CVS to issue 1.67 shares for each Caremark share – 54.5% CVS / 45.5% Caremark pro forma ownership

	Expected Closing:	6 – 12 months

	Required Approvals:	Shareholder approval from both companies; customary regulatory approvals

Strategic Rationale

•      The merger between CVS and Caremark creates the premier integrated pharmacy services provider and offers significant benefits to employers, health plans, consumers and shareholders of both companies.

•      The combined company will be able to offer end-to-end services, from plan design to prescription fulfillment, as well as the opportunity to improve clinical outcomes, resulting in better control over healthcare costs for employers and plan providers.

•      CVS/Caremark will improve the delivery of pharmacy services and healthcare decision making in an increasingly consumer-centric environment, enabling consumers to benefit from unparalleled access, greater convenience and greater choice.

•      Combines one of the nation’s leading pharmaceutical services companies with the largest pharmacy chain; combined company will be: #1 in pharmacy sales; #1 in PBM lives managed; #2 in mail services pharmacy sales; #1 in specialty pharmacy sales; #1 in retail-based clinics.

•      This combination is the logical evolution of the pharmacy services industry, and enables CVS/Caremark to better address emerging trends and challenges in healthcare.

•      CVS/Caremark will help manage the costs and complexities of the U.S. healthcare system, driving superior healthcare outcomes and enhancing value for employers, health plans, and consumers.

•      Over time, the combination will create a platform to drive growth and offer new and innovative personalized services to consumers and employers.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about CVS and Caremark. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, “will”, “to be” and any similar expressions and any other statements that are not historical facts, in each case as they relate to CVS, Caremark or the combined company or the transaction, are intended to identify those assertions as forward-looking statements. Such statements include, but are not limited to, statements about the benefits of the merger, information about the combined company, including expected synergies and projected revenues and cash flows, combined operating and financial data, including future financial and operating results, the combined company’s objectives, plans and expectations, the likelihood of satisfaction of certain closing conditions and whether and when the merger will be consummated. These statements are based upon the current beliefs and expectations of management of CVS and Caremark and are subject to a number of factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. The following factors, among other things, could cause actual results to differ from the forward-looking statements in this document: (1) the companies may be unable to obtain stockholder or regulatory approvals in a timely manner, if at all; (2) the businesses of CVS and Caremark may not be integrated successfully or as quickly as expected; (3) cost savings and any other synergies or cash flows from the merger may not be fully realized or may take longer to realize than expected; (4) the transaction may involve unexpected costs; (5) the businesses and results of operations of CVS and Caremark may suffer as a result of uncertainty surrounding the transaction; and (6) the industry may be subject to future regulatory or legislative action. Other unknown or unpredictable factors also could have material adverse effects on future results, performance or achievements of the two companies. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this document may not occur. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date stated, or if no date is stated, as of the date of this press release. Risk factors affecting the businesses of each of CVS and Caremark are set forth in, and may be accessed through, each company’s filings with the SEC. These and other factors relating to the merger will be available in the joint proxy statement/prospectus to be filed with the SEC.

Important Information for Investors and Stockholders

CVS and Caremark will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. CVS and Caremark urge investors and stockholders to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed by either party with the SEC because they will contain important information.

Investors and stockholders will be able to obtain the joint proxy statement / prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by CVS will be available free of charge on the investor relations portion of the CVS website at http://investor.cvs.com. Documents filed with the SEC by Caremark will be available free of charge on the investor relations portion of the Caremark website at www.caremark.com.

CVS, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of CVS in connection with the merger. A description of the interests of CVS’s directors and executive officers in CVS is set forth in the proxy statement for CVS’s 2006 annual meeting of stockholders, which was filed with the SEC on March 24, 2006. Caremark, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the merger. A description of the interests of Caremark’s directors and executive officers in Caremark is set forth in the proxy statement for Caremark’s 2006 annual meeting of stockholders, which was filed with the SEC on April 7, 2006.

If and to the extent that any of the Caremark or CVS participants will receive any additional benefits in connection with the merger that are unknown as of the date of this filing, the details of those benefits will be described in the definitive joint proxy statement/prospectus relating to the merger. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of CVS’s and Caremark’s directors and executive officers in the merger by reading the definitive joint proxy statement/prospectus when it becomes available.